UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549
                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING
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[X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-k  [X ] Form 10-QSB  [ ] Form N-SAR
For Period Ended:  OCTOBER 31, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:  _________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

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                       PART I - REGISTRANT INFORMATION

                               LAM LIANG CORP.
                    Unico House (Unit 12D/1) 12th Floor
                     29/1 Soi Langsuan, Ploenchit Road
                          Bangkok 10330 Thailand

                    COMMISSION FILE NUMBER:  333-121127
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                       PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c) The accountant's statement required by Rule 12b-25(C) has been attached as applicable.

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                         PART III - NARRATIVE

Registrant recently changed certifying accountants and is working diligently with the new firm to complete the annual audit; however, Registrant requires additional time to provide all of its corporate records and information to De Joya Griffith & Company, the new principal accountants, in order for them to accurately audit our financial statements for the year ended October 31, 2005. Registrant will file its Form 10-KSB on or before February 14, 2006.

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                       PART IV - OTHER INFORMATION

(1)  Dr. Anchana Chayawatana, President          Telephone: 662-652-2588

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is
no, identify report(s).                           [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                         [ ] Yes   [X] No



Lam Liang Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  January 30, 2006           /s/ Dr. Anchana Chayawatana
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                                  By: Dr. Anchana Chayawatana, President


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